SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-52524

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant	Vanity Events Holding, Inc.
Former name if applicable
Address of principal executive office	1111 Kane Concourse, Suite 304
City, state and zip code	Bay Harbor Islands, Florida 33154

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2012 cannot be filed within the prescribed time period because the Company’s normal process for compilation and review of its financial statements was delayed due to the Company’s outside accountant not being able to access the Company’s accounting records due to the effects of Hurricane Sandy.  The Company’s Quarterly Report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Philip Ellett	(786)	763-3830
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                        ☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       ☒  Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary financial statements, the registrant will show net loss of $13,855,665 on net revenue of $424 for the nine months ended September 30, 2012 compared with net loss of $773,022 on net revenue of $95,039 for the nine months ended September 30, 2011. The change between the corresponding periods is primarily the result of non-cash expenses the registrant was required to take during the nine months ended September 30, 2012 from the change in fair value of its derivative instruments and an amortization of the debt discount related to its outstanding convertible debentures.

Vanity Events Holding, Inc.
Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 14, 2012	By:	/s/ Philip Ellett
Philip Ellett
Title: Chief Executive Officer

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